

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 5, 2010

CT Corporation System
  as agent for service for
JinkoSolar Holding Co., Ltd.
111 Eighth Avenue
New York, New York 10011

>   **Re: JinkoSolar Holding Co., Ltd.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed February 4, 2010**
>   **File No. 333-164432**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   If your securities have already been accepted for listing, as indicated by the certification received from the New York Stock Exchange, then please revise your statement that only an "application has been made" to list your securities.

Exhibit 5.1

2.   We have reviewed your response to prior comment 9. Please note that we do not view the referenced publications as "authoritative" since neither the Staff nor the Commission was involved in the preparation of the TriBar report and subsequent

literature, and, therefore, the interests of U.S. investors in public offerings were not directly represented in the preparation of the references you have cited in your response. We further note that Section 1.1 of the TriBar report itself indicates that "[a]dherence to the customary practice described in this Report may not be sufficient to meet all of the rules and practices imposed by government agencies having authority in particular regulated areas (e.g., securities laws…)." In addition, we note that Section 2.3 of the TriBar report indicates that "[o]pinion preparers are often permitted … to rely on assumptions … when information is not available (or is only available at substantial cost or delay)…." As such, we continue to view the assumptions in clause (a) of the first paragraph on page 2 as inappropriate since they have the effect of shifting the risk that these factual matters are not correct onto the investors in the offering when those facts are readily ascertainable through an officers' certificate. Please either remove the referenced assumptions or provide us with a sufficient explanation as to why the factual matters in clause (a) are not readily ascertainable without substantial cost or delay.

3.   Further regarding your response to prior comment 9:

   - Since counsel is opining only as to Cayman Islands law, as indicated in the opinion and in your response, please clarify why counsel must assume that no law of any other jurisdiction would have any implication on its opinion (i.e., this is not a common assumption; for example, in rendering opinions under Delaware General Corporation Law, counsel simply opines as to the DGCL and does not assume that the laws of other states or foreign jurisdictions do not apply); and

   - Similarly, the assumption in (c) continues to appear inappropriate, particularly in light of the statement in paragraph 2 "When issued and paid for as contemplated by the Registration Statement . . ." Given that statement, please clarify why the assumption in (c) is necessary and appropriate.

4.   We note your response to prior comment 10. Given the reference that the opinion is limited to the "current law and practice," it continues to appear that counsel's opinion is limited to the law and practice as of the date of the opinion. Since the date of the opinion is earlier than the effective date of the registration statement to which it relates, and counsel does not customarily have an obligation to update its opinion (refer to Section 1.2(b) of the TriBar report), please file an updated opinion on the date you expect the registration statement to be declared effective or file a revised opinion without such a limitation.

5.   We will continue to evaluate your response to prior comment 11 after you obtain an updated certificate and file a revised opinion reflecting the updated certificate you have obtained.

6.   We note paragraph 3 added to this exhibit in response to prior comment 12. This paragraph should indicate that the opinion set forth in the prospectus with regard to Cayman Islands law under the section "Taxation" is the opinion of counsel, and need not opine as to the manner in which the taxation opinion is described in the prospectus. Please revise.

Exhibit 5.2

7.   We note your response to prior comment 14. Given the reference that the opinion is limited to the laws in effect as of the date of the opinion, and the date of the opinion precedes the effective date of the registration statement, you should file an updated opinion on the date you expect the registration statement to be declared effective or file a revised opinion without such a limitation.

Exhibit 8.3

8.   We note your response to prior comment 17. Given that the opinion is based on the laws in effect as of the date of the opinion, and the date of the opinion precedes the effective date of the registration statement, you should file an updated opinion on the date you expect the registration statement to be declared effective or file a revised opinion without such a limitation.

9.   We the revisions to the last paragraph in response to prior comment 20. Please have counsel expand its consent to include its consent to the use of the opinion.

Exhibit 8.4

10.   Contrary to your response to prior comment 21, counsel's consent to the use of its name on page 225 has not been included in this exhibit. Therefore, we reissue prior comment 21.

11.   We note your response to prior comment 22. Given that the opinion is based on the laws in effect as of the date of the opinion, and the date of the opinion precedes the effective date of the registration statement, you should file an updated opinion on the date you expect the registration statement to be declared effective or file a revised opinion without such a limitation.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Scott D. Clemens, Esq.—Baker & McKenzie LLP